UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2024
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated February 29, 2024, announcing the Company’s dividend and earnings report for the fourth quarter of 2023.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-261630), filed with the U.S. Securities and Exchange Commission with an effective date of February 14, 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: March 1, 2024	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 1

Nordic American Tankers Limited (NYSE: NAT) – Report as per December 31, 2023
– Dividend is up and solid prospects going forward

Thursday, February 29, 2024

Highlights:

1
In 2023, the Net Voyage Revenue for Nordic American Tankers Ltd (NAT) totaled $262.2 million. This is a remarkable improvement from 2022, when Net Voyage Revenue was $168.8 million. Our performance produced a Net Profit of $98.7 million for 2023, more than six times the $15.1 million result for 2022.

2
Maximizing dividends is a key goal and higher earnings result in higher dividends. The dividend for the fourth quarter of 2023 will be 12 cents ($0.12) per share, up from 6 cents in the previous quarter. This marks our 106th consecutive quarterly dividend. The Dividend is payable April 10, 2024 to shareholders on record as of March 20, 2024.

3
The average Time Charter Equivalent (tce) for our spot vessels during the fourth quarter of 2023 came in at $41,580 per day per ship. Including vessels on term contracts, the total average NAT tce was $39,170 per day per ship. The daily operating costs per ship are about $9,000, boding well for the dividend going forward.

4
We clearly see a continued strong market for us in 2024. About 57% of our spot voyage days for the first quarter of 2024 have now been booked at an average tce of $40,690 per day per ship. There is a scarcity of our type of ships, leading to strong results.

5
The fourth quarter of 2023 produced a net Profit of $17.5 million equaling an EPS of $0.08 per share. This is higher than the Net Profit for all of 2022 ($15.1 million) and more than twice the net Profit from the third quarter of 2023 ($7.5 million).

6
The tanker market was already sailing into a tighter supply-demand balance before recent political events took place.  Russia has invaded Ukraine. Hamas launched attacks on Israel. The Houthi’s launched missile attacks on commercial shipping in the Red Sea. The United States have taken action against Iran-sponsored militias in Iraq & Syria. These ongoing conflicts are affecting the world’s oil distribution routes resulting in longer voyages and higher demand for our tankers.

7
The NAT fleet of versatile suezmax tankers offer flexibility in loading and discharging ports. Through careful voyage planning and adjustment of speed of our vessels, we reduce emissions. Each individual ship in The NAT fleet is of excellent technical quality, as demonstrated in the vetting performance, the score board undertaken by the Oil Companies.

8	NAT has one of the lowest debt levels among publicly listed tanker companies. Our net debt stood at $232 million, equal to $11.6 million per ship at December 31, 2023.

Ninety day periods are not particularly relevant for the assessment of a company. The direction of NAT is unquestionably up. The angle of the upward slope may be discussed.

Sincerely,

Herbjørn Hansson
founder, Chairman & CEO
Nordic American Tankers Ltd

Our Fleet

As of December 31, 2023 our fleet consisted of 20 well maintained Suezmax tankers with a cargo lifting capacity of 1 million barrels of oil each. We only have Suezmaxes in our fleet.

We take extra care to maintain our vessels to the highest standards for the safety of crew, cargo and the environment. The outcome of the inspections of our ships by oil companies (“vetting”) reflect the good quality and maintenance of our fleet.

NAT has one of the largest fleets of Suezmax tankers in the world. In a capital-intensive industry like ours, careful maintenance of our ships and the timing & financing of expansion are key elements to ensure both our financial stability and our commitment to paying cash dividends.

Results for the fourth quarter and the full year of 2023

For the fourth quarter of 2023, the net income was $17.5 million or an EPS of $0.08.

The full year of 2023 produced a Net income of $98.7 million. This is a $83.6 million improvement from the full year of 2022, that saw a Net income of $15.1 million.

The average time charter equivalent (TCE) for our fleet during the fourth quarter of 2023 came in at $39,170 per day per ship. Same quarter last year the TCE was $49,035 per day per vessel. The market has continued on a firm note compared to the third quarter this year. 57% of our spot voyage days in the first quarter 2024 have been booked at an average TCE of $40,690 per day per ship. This number is on a discharge-to-discharge basis. We currently have fifteen of our twenty vessels in the spot market.

For detailed information about our statement of operations (P&L), balance sheet, cash flow and reconciliation of certain Non-GAAP financial measures, we refer to the tables on page 5 and 6 of this press release.

Financing

Our Net Debt (total liabilities less current assets) stood at $232 million, which equals $11.6 million per ship based on 20 vessels, as of December 31, 2023.

The details of our financing arrangements are as follows;

1)	The 14 vessels financed through CLMG/Beal Bank have as of December 31, 2023 a total outstanding balance of $84.6 million, including current portion of the debt.

2)	The 6 vessels financed through Ocean Yield have as of December 31, 2023 a total outstanding balance of $220.1 million, including current portion of the debt.

Current portion of long-term debt is now $31.9 million net of transaction costs. $20.2 million is related to the Ocean Yield financing and $11.7 million is related to the Beal/CLMG financing. Restricted cash of $2.3 million is related to deposits held for future Drydocking’s of our vessels, in accordance with our borrowing agreement with Beal Bank/CLMG.

The new vessel, Nordic Hawk, is financed through a financing arrangement with Ocean Yield. The arrangement is similar to the financing of the five vessels we already have in our fleet.

For the fourth quarter of 2023 a cash dividend of 12 cent ($0.12) per share has been declared. This is our 106th consecutive quarterly dividend.

Payment of the dividend will be on April 10, 2024, to shareholders of record on March 20, 2024.

World Economy and the Tanker Market

Political uncertainty continues and we do not see this going away anytime soon. We see high demand for oil, a fragmented trade picture with logistical inefficiencies and a tight supply of ships. These are interesting dynamics for the NAT oil tankers. Seasonal variations will occur, but as we have seen in 2023 and so far this year, the trend supports future earnings at higher levels than in the past.

NAT in particular stands to benefit from the fact that the supply of Suezmax tankers will remain at historic low levels for at least the next two or three years. Environmental regulations, increased steel and production costs, and higher interest rates make investing in new ships quite challenging.

The world’s Suezmax fleet (excl. shuttle, product & Jones Act tankers) counted 580 vessels as of December 31, 2023. With a fairly high ordering activity during second half of 2023, the orderbook for Suezmax tankers now counts 62 vessels which equals 11% of the world’s conventional suezmax fleet spread over the next 4 years (The historic average for orderbook in percent of existing fleet is 20%).

Only six new vessels will enter the suezmax fleet in 2024, 24 in 2025, 27 in 2026 and only 5 booked for 2027. It is also worth noting that during 2024, the world fleet will count 43 suezmax tankers of 23 years of age or older.

The available shipyard capacity for large oil tankers (Suezmax and VLCCs) has to a large extent been booked by larger container and gas ships, leaving very limited capacity to build additional Suezmax tankers with quality yards on this side of 2026.

All of the above are good news for the short- and long-term outlook for our tankers. It is anticipated that the tanker markets will continue strong in the coming years.

The supply of tanker tonnage is inelastic in the short-term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.

Corporate Governance/Conflict of Interests

It is vital to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.

Strategy Going Forward

The NAT strategy is built on expanding and maintaining a homogenous and top-quality fleet, leveraging on our industry network and close customer relationships with major oil companies and oil traders.

We are a dividend company with the objective of having a strong balance sheet and low G&A costs, enabling us to distribute free cash flows to our shareholders.

In an improved market, higher dividends can be expected.

Our fleet of 20 more or less identical vessels, after the latest purchase, is a special feature of NAT that is particularly valuable to our customers.

NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable, and transparent way.

* * * * *

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION(UNAUDITED)	Three Months Ended			Twelve Months Ended
	Dec. 31, 2023	Sep. 30, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Amounts in USD '000

Net Voyage Revenue	59,254	48,036	71,097	262,180	168,825

Vessel Operating Expenses	(15,520)	(14,607)	(15,219)	(60,003)	(63,430)
Depreciation Expenses	(13,278)	(12,669)	(12,732)	(51,397)	(50,421)
Gain on Disposal of Vessels	0	0	5,662	0	5,691
General and Administrative Expenses	(5,856)	(6,292)	(5,086)	(22,890)	(18,798)
Operating Expenses	(34,654)	(33,568)	(27,375)	(134,290)	(126,958)
Net Operating Income (Loss)	24,600	14,468	43,722	127,890	41,867

Interest Income	42	604	242	1,302	266
Interest Expense	(7,204)	(7,556)	(8,046)	(30,498)	(27,055)
Other Financial Income (Expenses)	66	(29)	114	17	23
Total Other Expenses	(7,096)	(6,981)	(7,690)	(29,179)	(26,766)
Net Income (Loss)	17,504	7,487	36,032	98,711	15,101
Basic and Diluted Earnings (Loss) per Share	0.08	0.04	0.17	0.47	0.07
Weighted Average Number of Common Shares Outstanding	208,796,444	208,796,444	208,796,444	208,796,444	202,032,942
Common Shares Outstanding	208,796,444	208,796,444	208,796,444	208,796,444	208,796,444

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)	Dec. 31, 2023	Dec. 31, 2022
Amounts in USD '000

Cash and Cash Equivalents	31,078	59,583
Restricted Cash	2,283	3,719
Accounts Receivable, Net	26,287	20,474
Prepaid Expenses	4,319	5,975
Inventory	31,183	25,430
Voyages in Progress	11,178	23,997
Other Current Assets	2,582	3,484
Total Current Assets	108,910	142,662
Vessels, Net	768,584	735,134
Other Non-Current Assets	1,702	2,087
Total Non-Current Assets	770,286	737,221
Total Assets	879,196	879,883

Accounts Payable	3,446	6,960
Accrued Voyage Expenses	11,748	11,315
Other Current Liabilities	10,858	14,439
Dividends Payable	12,528	0
Current Portion of Long Term Debt	31,898	39,700
Total Current liabilities	70,478	72,414
Long-Term Debt	269,697	266,337
Other Non-Current Liabilities	717	1,150
Total Non-current Liabilities	270,414	267,487
Shareholders' Equity	538,304	539,982
Total Liabilities and Shareholders' Equity	879,196	879,883

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW(UNAUDITED)	Twelve Months Ended	Twelve Months Ended

	Dec. 31, 2023	Dec. 31, 2022
Amounts in USD '000

Net Cash Provided by Operating Activities	139,445	24,134

Investment in Vessels	(73,526)	(5,116)
Investment in Other Fixed Assets	(144)	0
Investment in Newbuildings	0	(90,301)
Proceeds from Vessel Sales	0	81,074
Net Cash Used in Investing Activities	(73,670)	(14,343)

Proceeds from Issuance of Common Stock	0	49,096
Proceeds from Vessel Financing	53,331	88,000
Repayments of Vessel Financing	(14,671)	(11,476)
Repayment of Borrowing Facility	(44,549)	(93,933)
Dividends Distributed	(89,783)	(22,682)
Net Cash Provided by (Used in) Financing Activities	(95,672)	9,005

Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	(29,897)	18,796
Effect of exchange rate changes on Cash	(44)	(142)
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	63,302	44,648
Cash, Cash Equivalents and Restricted Cash at End of Period	33,361	63,302
Cash and Cash Equivalents	31,078	59,583
Restricted Cash	2,283	3,719

NORDIC AMERICAN TANKERS LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Dec. 31, 2023	Sep. 30, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Voyage Revenue	92,704	78,450	110,207	391,687	339,340
Voyage Expense	(33,450)	(30,414)	(39,110)	(129,507)	(170,515)
Net Voyage Revenue (1)	59,254	48,036	71,097	262,180	168,825

	Three Months Ended			Twelve Months Ended	Twelve Months Ended
Amounts in USD '000	Dec. 31, 2023	Sep. 30, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Net Income	17,504	7,487	36,032	98,711	15,101
Interest Expense (Income), net	7,162	6,952	8,046	29,196	27,055
Depreciation Expense	13,278	12,669	12,732	51,397	50,421
EBITDA (2)	37,944	27,108	56,810	179,304	92,577
Gain on Disposal of Vessels	0	0	(5,662)	0	(5,691)
ADJUSTED EBITDA	37,944	27,108	51,148	179,304	86,886

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
EBITDA is included because certain investors use this data to measure a shipping company's financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Alexander Kihle, Finance Manager Nordic American Tankers Limited Tel: +47 91 72 41 71
Bjørn Giæver, CFO Nordic American Tankers Limited Tel: +1 888 755 8391

Web-site: www.nat.bm